[letterhead of Continental Resources, Inc.]

April 14, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Registration Statement on Form S-1 (File No. 333-132257)

Dear Mr. Schwall:

Continental Resources, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 6, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that the Company is filing today via EDGAR.

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: We have revised our disclosure as requested.

2.	Update the document to provide the latest available information. For example, please update the information regarding the status of your application for listing on the New York Stock Exchange, as well as information pertaining to the proposed stock-split to be effectuated prior to the consummation of the offering. Tell us when you plan the stock-split to occur and whether the final prospectus will be revised to reflect that information.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Response: We have revised our disclosure as requested. The stock split will occur prior to the closing of the offering. We have included estimated stock split information in this Amendment No. 1. The final prospectus will include the final stock split information.

3.	Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages 5, 7, 8, 80, 85, 90, 91 and 96. Refer to Rules 430 and 430A of Regulation C and Items 501(b)(2) and (3) of Regulation S-K with respect to disclosure regarding the amount of shares and the proposed price range.

Response: We acknowledge the Staff’s comment, and we have revised our disclosure to reflect the estimated stock split throughout Amendment No. 1 as filed. As discussed telephonically with Ms. Duru of the Staff on April 13, 2006, we expect to include the balance of the omitted information, including the number of shares to be sold and anticipated price range, in our next amendment. To the extent we have otherwise substantially satisfied the Staff with respect to the comments and responses set forth herein, we would anticipate printing and distributing the preliminary prospectus included in our next amendment to the Registration Statement at the time of filing. We understand that the Staff may have additional comments upon review of that amendment.

4.	Please note that we will need time to review all new disclosure, including the artwork you reference following the cover page and all omitted exhibits including the Fifth Restated Credit Agreement, as amended and opinion of counsel. You will expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Response: We acknowledge the Staff’s comment, and we have provided a copy of the artwork herewith as Annex A. In addition, we have filed all but two of the exhibits to the Registration Statement with this Amendment No. 1. The remaining two exhibits to the Registration Statement, the Underwriting Agreement and the Opinion of Crowe & Dunlevy, A Professional Corporation, will be filed with the next amendment to the Registration Statement.

5.	We are unable to locate your presentation of the information required by Item 302 of Regulation S-K. Please advise.

Response: We acknowledge the Staff’s comment. However, since we have included audited financial statements for the years ended December 31, 2003, 2004 and 2005 in the Registration Statement and are not required under Article 3 of Regulation S-X to include interim financial information in the Registration Statement at this time, we believe that we are not required to include selected quarterly financial data under Item 302(a) of Regulation S-K. In addition, all information required by SFAS No. 69 to be included in the Registration Statement has been previously included in the Registration Statement, and consequently, we do not believe that we are required by Item 302(b) of Regulation S-K to include any additional disclosure in the Registration Statement.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Prospectus Summary, page 1

6.	Provide us with objective support for subjective and comparative statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:

•	“our per acre costs for our lease acquisitions were approximately 80% lower than the per acre costs paid by third parties and by us … during 2005 …”;

Response: Support for this comment comes from state and federal records of lease auction results for the year ended December 31, 2005 in our areas of operation in North Dakota. These results are of public record and were compiled by the Company’s land department for the area in which the Company owns acreage as outlined in red on the map attached hereto as Annex B. The results show that the weighted average cost per acre for leases purchased by the Company during 2003 and 2004 was approximately $45 per acre compared to a weighted average of $225 per acre for leases sold at the 2005 federal and state lease auctions. Attached as Annex C are spreadsheets setting forth the data for both the Company’s leasing and the results of federal and state lease auctions.

•	“we are typically an early entrant into new or emerging plays;”

Response: We have revised this disclosure to read “Because we have been an early entrant in new or emerging plays, our costs to acquire undeveloped acreage have generally been less than those of later entrants into a developing play.” See pages 3 and 48.

7.	“[o]ur large number of identified drilling locations provide for multi-year inventory and have the potential to make the Bakken field one of our largest sources of growth of reserves and production over the next several years …”; and

Response: We have revised this disclosure to read “Our large number of identified drilling locations in all of our areas of operation provide for a multi-year drilling inventory” and “Our large number of identified drilling locations provide for a multi-year drilling inventory.” See pages 3 and 49.

8.	“[t]he Red River units … operations will significantly increase production and sweep efficiency…”

Unless you can provide objective supplemental support for statements, this type of language and terminology generally is not appropriate. We may have further comments.

Response: We have revised this disclosure to read “We believe these operations will increase production and sweep efficiency.” See page 49.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

9.	Revise to include a reference to the cash dividend that will be distributed in April 2006 and the proposed stock-split dividend that will be consummated prior to the closing of the offering.

Response: We have revised our disclosure as requested. Please see pages 4 and 5.

10.	You repeat much of this section in the Business section on page 52. Revise this section to summarize and highlight the principal aspects of your business and eliminate repetitive disclosure.

Response: We have revised our disclosure to delete certain repetitive disclosure in the Summary. Please see page 3. We have attempted to strike a balance between duplication of information in the summary and the other sections of the prospectus while preserving in the summary an overview of the core information that we believe is material to the investment decision of a prospective purchaser of our common stock.

11.	We note your disclosure of PV-10 throughout the registration statement. Please include disclosure of SMOG in each instance where this measure is disclosed and provide a cross reference to your reconciliation of this non-GAAP measure to SMOG. Include all disclosure required by Item 10(e) of Regulation S-K.

Response: We acknowledge the Staff’s comment. However, as the Company is a subchapter S-corporation, our PV-10 and our standardized measure of discounted future net cash flows (the most directly comparable measure calculated and presented in accordance with GAAP) are equivalent, and therefore no reconciliation of PV-10 as a non-GAAP financial measure is required. In connection with the closing of the offering, we will convert to a subchapter C-corporation. The pro forma standardized measure of discounted future net cash flows is presented in Note 14 to our consolidated financial statements included elsewhere in this prospectus. We have included disclosure to this effect in each section where we use PV-10 in Amendment No. 1 and in our definition of “PV-10” in the “Glossary of Oil and Natural Gas Terms.” Please see pages 1, 11, 47, 50 and A-2.

Risk factors, page 5

12.	Supplement the summary of risks included in this section by referencing the credit risk you face due to the concentration of oil and natural gas receivables from customers upon which you are significantly dependent.

Response: We have revised our disclosure as requested. Please see page 5.

Corporate history and information, page 6

13.

We note disclosure on page 36 in which you indicate that the conversion of the company from a subchapter
S-Corporation to a subchapter C-corporation will result in a charge to earnings estimated at $117 million.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Discuss the conversion and reasons for it briefly in this section and in the business section of the prospectus. Your disclosure should reference the anticipated charge to earnings of $117 million upon conversion.

Response: We have revised our disclosure as requested. Please see pages 5 and 50.

Risk Factors, page 13

General

14.	Many of your risk factors could apply to any company in your industry. To assist investors’ understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. Make clear how each identified risk impacts you specifically.

Response: We acknowledge the Staff’s position, and we have revised the following risk factors accordingly:

•	“Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.” Please see pages 12 and 13.

•	“Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.” Please see pages 13 and 14.

•	“We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations; we may not be insured for, or our insurance may be inadequate to protect us against, these risks.” Please see pages 15 and 16.

•	“Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.” Please see page 16.

•	“Competition in the oil and natural gas industry is intense, making it more difficult for us to acquire properties, market oil and natural gas and secure trained personnel.” Please see page 18.

•	“The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.” Please see page 21.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

With respect to the remaining risk factors, we believe such risks as currently described in the Registration Statement are material to the Company and to the investment decision of a prospective purchaser in this offering. If the any of the risks described materialize, the Company’s financial performance would be negatively impacted.

15.	In the summary and on page 32 you reference the fact that you are typically an early entrant in new or emerging plays. As done on page 32, include a risk factor that references the risks you face as an early entrant.

Response: We have revised our disclosure as requested. Please see page 17.

16.	Provide captions that concisely identify the risk. Examples of captions for which the underlying risk is unclear include the first on page 15 and the second and third on page 19. Please revise your risk factor captions appropriately.

Response: We have revised our disclosure as requested. Please see pages 14 and 18.

Risks Related to our Business and our Industry, page 10

“We may incur substantial losses and be subject to substantial liability …”, page 17

17.	As may be appropriate, revise to discuss the specific risks unique to the enhanced recovery methods you utilize in the major production areas in which you are operating.

Response: We have revised our disclosure as requested. Please see page 16.

“Competition in the oil and natural gas industry is intense”, page 19

18.	Please tailor the risk factor discussion to address the impact to your operations, if material, caused by the increase in compensation that is being offered in order to retain qualified personnel. In this regard, we refer you to disclosure on page 34 in which you state that incentive compensation increased to $4.0 million in 2005 from $413,000 in 2004.

Response: We have revised our disclosure as requested. Please see page 18.

Capitalization, page 26

19.	Please provide a reconciliation with appropriate footnotes for your pro forma presentation of Additional paid-in capital and Retained earnings as we are unable to recalculate the amounts presented with the information disclosed in footnotes (1), (2), and (3).

Response: We have revised our disclosure as requested. Please see page 24.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

20.	Please confirm, if true, that you had no off-balance sheet arrangements required to be disclosed under Item 303(a)(4) of Regulation S-K or otherwise advise.

Response: We have revised our disclosure to confirm that the Company has no off-balance sheet arrangements required to be disclosed under Item 303(a)(4) of Regulation S-K. Please see page 45.

21.	We note that you use reserve replacement ratio measures to assess your performance and have presented a table with two of those measures on page 35. We also note your statement that the “reserve replacement ratio from all sources measures the degree to which we were able to replace production through exploration and development activities, revisions and proved reserve purchases;” and that the “reserve replacement ratio from extensions and discoveries measures our ability to replace production through exploration and development activities.” Due to the variable components of these measures, please revise your discussion to address each of the following, without limitation:

•	Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using:

o	non-proved reserve quantities; and

o	proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

•	Identify the reasons why proved reserved were added.

o

The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of management’s control impact the amount of reserve additions from that source from period to period.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

•	Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

•	Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of which these reserve additions could ultimately be converted to cash inflows.

•	Disclose how management uses this measure.

•	Disclose the limitations of this measure.

•	We note your discussion of drillbit reserve replacement percentages throughout your filing. Each time that you disclose this measure, please provide a cross reference to additional information to enable investors to better understand how you use the measure and how it is calculated.

Response: We have revised our disclosure throughout the Registration Statement to delete each use of reserve replacement ratio measures. Please see pages 1, 3, 11, 30, 32, 47 and 48.

22.	We also note your disclosure on page 35 of Finding cost per BOE using all sources and Drillbit finding cost and your statement that the “finding cost per Boe using all sources was determined by dividing the costs incurred in proved and unproved property acquisitions and in exploration and development activities by the proved reserve Boe additions from extensions and discoveries, revision and proved reserve purchases.” Due to the variable components of these measures, please revise your discussion to address each of the following, without limitation:

•	Describe how the measure is calculated.

o	The information used to calculate this measure should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of SFAS 69.

o	If the measure does not use data determined in accordance with SFAS 69, please identify:

•	the source of the data;

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

•	indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

•	if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and

•	if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

o	Note that finding costs include asset retirement costs. Therefore, this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding SFAS 69 and SFAS 143, located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

o	Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.

•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

o	It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

o	When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

o	Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

•	Identify the reasons why proved reserves were added.

o	The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of management’s control impact the amount of reserve additions from that source from period to period.

o	Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

•	Disclose how management uses this measure.

•	Disclose the limitations of this measure.

•	Indicate whether or not the finding cost per unit measure is comparable to other like measures disclosed by other companies.

•	We further note your disclosure of a three-year average drillbit finding cost and an average drillbit finding cost throughout your filing. Each time that you disclose this measure, please provide a cross reference to additional information to enable investors to better understand how the measure is calculated and how it is being used by you.

Response: We have revised our disclosure throughout the Registration Statement to delete each use of finding costs. Please see pages 1, 3, 11, 30, 32, 36, 47, 48, 49 and A-1.

Obligations and commitments, page 46

23.	Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest. Additionally, please disclose the relevant terms of the debt.

Response: We have revised our disclosure as requested. Please see page 43.

Oil and Natural Gas Prices Realized, page 33

24.

You reference your historical experience with hedge activity and the fact that you currently do not have any hedges in place. As done on page 50, revise to specify whether you anticipate entering into any hedges in the future and

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

specifically with respect to your 2006 production.

Response: We have revised our disclosure as requested. Please see page 32, 42 and 49.

Volumetric operating and administrative costs, page 34

25.	Supplement your disclosure and clarify why unit production expenses are declining due to a “favorable response to the enhanced recovery program.”

Response: We have revised our disclosure as requested. Please see page 32.

Liquidity and capital resources, page 44

26.	Although you indicate that you anticipate cash flows and your bank credit facility to be sufficient to assist you in meeting your 2006 budget, revise to clarify whether you will have sufficient cash flows to meet your working capital requirements for the next 12 months.

Response: We have revised our disclosure as requested. Please see page 40.

27.	You discuss your capital requirements for your 2006 capital budget. Expand your discussion to address your long-term needs and sources of liquidity. See instruction 5 to Item 303(a) of Regulation S-K.

Response: We have revised our disclosure as requested. Please see page 40.

28.	With regards to your credit facility, clarify whether you intend to rollover the existing facility into your new one or whether you will pay down the existing one first. If the latter, discuss how you will fund that amount.

Response: We entered into our amended credit facility on April 12, 2006. We have revised our disclosure to reflect this amendment, and we have filed this amendment as Exhibit 10.1 to the Registration Statement. Please see page 41.

Future capital expenditures, page 45

29.	On page 81, you reference the agreement in “principal” reached with Banner Pipeline Company, L.L.C. (“Banner”) to purchase the common stock of Banner effective January 1, 2006 for the book value of working capital. This disclosure regarding the pending purchase is not referenced in the business section. Please revise to discuss the pending purchase and your business reasons for acquiring the equity interest in Banner.

Response: We have revised our disclosure as requested. Please see pages 4, 34, 58 and 76.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Quantitative and qualitative disclosures about market risk, page 50

Credit risk, page 50

30.	Please supplement your disclosure to clarify the “circumstances” that would result in you requesting collateral from such customers in the future. Also, you state that you have not “generally” required [y]our counterparties to provide collateral to support their obligations to [you].” Revise to specifically state whether you have ever requested collateral from a counterparty and the specific circumstances, if any, that caused you to request collateral from such counterparty. Finally, as may be applicable, indicate the percentage of receivables currently outstanding with respect to any counterparty from whom you have historically requested collateral.

Response: We have revised our disclosure as requested. Please see page 46.

Executive officer compensation, page 74

31.	We refer you to Item 402(a)(3)(i) of Regulation S-K. Revise the summary compensation table to include disclosure with respect to Mr. Monroe who assumed the position of President and Chief Executive Officer during the fiscal year ended 2005. The salary actually paid to Mr. Monroe during that period may be referenced in a footnote.

Response: Mr. Monroe joined the Company as President and Chief Operating Officer in 2005 and continues to hold that position. Harold G. Hamm is the Company’s Chief Executive Officer, and we have provided the information required by Item 402 of Regulation S-K for Mr. Hamm. Since Mr. Monroe is not the Chief Executive Officer of the Company or one of the other individuals for whom disclosure is required to be provided pursuant to Item 402(a)(3) of Regulation S-K, we have not provided the requested information with respect to Mr. Monroe.

Selling shareholder and security ownership of certain beneficial owners and management, page 80

32.	Please revise to include all the information required by Item 507 of Regulation S-K.

Response: We have revised our disclosure as requested, with the exception of including information related to the number of shares to be sold by the selling shareholder in the offering and the respective percentages of shares to be owned by the selling shareholder, the Company’s other principal shareholders and the Company’s directors and officers after the offering. Such information has been omitted for the reasons described in our response to comment number 3 above. Please see page 74.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Certain relationships and related party transactions, page 81

33.	Please file as exhibits to the registration statement, all material agreements entered into between the company and the affiliated parties listed in this section. In this regard, we note that the agreement relating to the pending purchase of common stock of Banner Pipeline LLC has not been filed.

Response: We acknowledge the Staff’s comment. As reflected in Amendment No. 1, the purchase of Banner has been completed. Please see pages 4, 34, 58 and 76. The material terms of that transaction are described in the Registration Statement. We have also included the Banner purchase contract as Exhibit 10.13 to the Registration Statement.

34.	We note the company’s operation of crude oil gathering lines on behalf of Independent Trading and Transportation Company I, L.L.C. (“ITT”) and the charges ITT charged the company for crude oil gathering services in North Dakota during the years ended December 31, 2003, 2004 and 2005. Clarify whether the transactions entered into between the company and ITT were on arm’s-length terms that would have been negotiated amongst unaffiliated parties.

Response: We have revised our disclosure as requested. Please see page 76.

35.	Advise us of the steps you have taken to render a comparison and why you are unable to compare the terms of the transactions entered into with Hiland Partners LP with respect to the Compression Services Agreement. We may have further comment.

Response: We have revised our disclosure as requested. Please see pages 76 and 77.

Lock-up Agreements, page 91

36.	Indicate whether the underwriter intends to release Harold G. Hamm or the affiliates from the lock-up agreement prior to the end of the 180 day period.

Response: We have revised our disclosure as requested. Please see pages 86 and 93.

Underwriting, page 96

37.	Revise to clarify the last bullet point on page 99 and specify the “other factors” the underwriters and selling shareholder will deem relevant in determining the offering price.

Response: We have revised our disclosure to eliminate the reference to “other factors.” Please see page 94.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Consolidated balance sheets, page F-4

38.	Please include pro forma C-corporation data, similar to that presented on page F-5, for the undistributed earnings of your subchapter S-corporation that you will reclassify to additional paid-in capital.

Response: We have revised our disclosure as requested. Please see page F-4.

Consolidated statements of income, page F-5

39.	Please separately disclose the amount of costs and expenses incurred from transactions with related parties. We note your related disclosure beginning on page 81. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response: We have revised our disclosure as requested. Please see page F-5.

40.	We note that you present a separate line item for equity compensation. Please reference SAB Topic 14:F and modify your presentation accordingly. In this regard, the staff believes you should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Response: We have revised our disclosure as requested. Please see page F-5.

Note 1. Organization and summary of significant accounting policies, page F-8

Oil and gas properties, page F-10

41.	Please include a general description of the asset retirement obligations and the associated long-lived assets as required by paragraph 22(a) of SFAS 143. In addition, please tell us the nature of the revision representing approximately 25% of your beginning asset retirement obligation at January 1, 2004.

Response: We have revised our disclosure as requested. Please see page F-11.

Regarding your request for supplemental information describing the nature of the 2004 revision to our asset retirement obligation we submit the following supplemental information:

During 2004, the Company revised Asset Retirement Obligations by approximately $6.7 million. The primary element of this increase was a revision of the Company’s per well estimate for plugging and abandonment of certain of our Rocky

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Mountain properties, principally within the Red River units. These properties constituted $4.6 million of the 2004 change in estimate. The Company’s January 1, 2004 asset retirement obligation was estimated based on actual cost incurred on similar wells that the Company had plugged and abandoned between 1995 and January 1, 2004. Those wells had an average actual cost of approximately $31,000. Additionally, the Company solicited a cost estimate from a third party plugging contractor operating in the region of its properties, which indicated a cost of $35,000 per well. Based on our assessment of the aforementioned information, the Company estimated its obligation to be $35,000 per well for those wells located principally within the Red River Units. During 2004, the Company’s actual abandonment experience indicated that the cost of abandonment for properties in that area of operation had increased. The Company’s average abandonment cost during 2004 indicated a per well cost of approximately $57,000 per well. The Company noted that the cost of retaining contractors and rigs to plug and abandon properties had increased in relation to its previous experience. The Company believed that the upward cost trend was indicative of future abandonment cost and felt a revision of our estimate was appropriate. Accordingly, the Company adjusted the cost per well to $60,000 per well. Consistent with the Company’s experience with those Rocky Mountain properties, the Company has experienced higher abandonment cost in other regions, more specifically its Oklahoma properties which accounted for approximately $1.3 million of the revision. Revisions on the Oklahoma properties were less than $5,000 per well. The Company continues to monitor the actual cost associated with plugging and abandoning our properties and continues to believe the upward revision in its cost estimate was appropriate and timely based on information available to it and its assessment thereof.

42.	Please expand your policy footnote to address the following items identified in SFAS 19, which we believe are required by paragraph 12(b) of APB 22:

•	Describe how your production activity costs are incurred. Refer to paragraphs 23 and 24.

Response: We have revised our disclosure as requested. Please see page F-11.

•	Disclose how you account for the cost of acquiring or constructing support equipment and facilities. Refer to paragraph 26.

Response: We have revised our disclosure as requested. Please see page F-11.

•	Address how frequently your DD&A rate is revised. Refer to paragraph 30. We do not note discussion of this under Depreciation, depletion, amortization, accretion and impairment on page F-12.

Response: We have revised our disclosure as requested. Please see page F-12.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

•	Disclose, if applicable, how you account for mineral interests in properties that are conveyed to others. Refer to paragraphs 42-47.

Response: We have revised our disclosure as requested. Please see page F-12.

•	Disclose how you account for seismic costs incurred. We note your related disclosures on page 4 and 44.

Response: We have revised our disclosure as requested. Please see page F-10.

Note 8. Shareholders’ equity, page F-20

43.	We note you intend to pay an aggregate dividend of $60 million to your stockholders of record on or about April 13, 2006. Since this planned distribution to owners is not reflected in the latest balance sheet, please present a pro forma balance reflecting the distribution accrual along side the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3.

Response: The dividend was paid to our shareholders on April 13, 2006. We have revised our disclosure as requested. Please see pages F-4 and F-13.

Note 9. Stock compensation, page F-20

44.	Please provide us the following information in tabular form for stock option grants and other equity-related transactions for the twelve months prior to the date of the most recent balance sheet and continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

•	The type of equity related instrument;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issue;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock;
•	The total amount of compensation deferred, beneficial conversion feature and expense recognized, reconciled to your financial statement disclosures;
•	The magnitude and timing of the amortization expense; and
•	Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Please explain, in greater detail, how you determined the value of each grant, provide any reports that you prepared in conjunction with your valuations, and any additional information necessary to understand your methodology and the underlying assumptions. In this regard, we note your statements that “All grants of stock options and restricted stock were issued at the then estimated fair market value of the Company’s stock. The Company calculates the per share value quarterly based on shareholders’ equity adjusted for the period end PV-10 oil and gas reserve valuation.”

Response: Information requested for stock option grants and other equity-related awards for the twelve months prior to the date of the most recent balance sheet and for the period from January 1, 2006 through the date of this letter is attached hereto as Annex D. The information on Annex D has not been revised to reflect the stock split. We will continue to provide you with updates to the requested information for all equity-related awards made subsequent to the date of this information through the effective date of the Registration Statement.

Additional information responsive to comment number 44:

1.	Reason for grant or equity related issue

The reasons for the stock option and restricted stock grants were to attract and retain key employees and directors and to provide a link between their compensation and the fair market value of our common stock determined according to the plans.

2.	Fair value of underlying shares of common stock (stock option grants)

The stock options were awarded pursuant to the 2000 Stock Option Plan. The stock option award agreements provide that if the Company is not a reporting company under Section 12 of the Exchange Act, the participant may elect to require the Company to purchase any shares acquired from the exercise of stock options. Additionally, the Company has the right to purchase such shares in the event of termination of employment. The purchase price of the shares in each instance is determined by adjusting the book value net worth of the Company for the present value (discounted at an annual rate of 10%) of the Company’s oil and gas reserves. The resulting value is divided by the total number of shares outstanding and multiplied by 66 2/3% to determine the price per share to be paid to a participant by the Company.

The December 31, 2005 fair market value shown on Annex D for stock option grants was computed in the manner described above and is re-determined on a quarterly basis. The difference between such value per share and the option exercise price is being charged to earnings over the vesting period for each stock option grant.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

3.	Fair value of underlying shares of common stock (restricted stock awards)

The restricted stock grants were awarded pursuant to the 2005 Long-Term Incentive Plan. As with the stock option awards, upon an election by the participant at a time when the Company is not a reporting company, the Company is obligated to purchase vested restricted shares at the estimated value of the common stock determined as described above for stock option awards, except that the resulting per share value is not multiplied by 66 2/3%. The Company also has the right to purchase such shares in the event of termination of employment at the same price.

The December 31, 2005 fair market value shown on Annex D for restricted stock awards was computed in the manner described above and is re-determined on a quarterly basis. The fair market value per share as determined according to the plans is being charged to earnings over the vesting period for each restricted stock award.

The April 3, 2006 amendment to the 2005 Long-Term Incentive Plan removed the fair market value formula as described above and replaced it with language allowing the compensation committee of the Company’s board of directors to determine such value in a manner that complies with Section 409A of the Internal Revenue Code of 1986, as amended, considering all relevant information including, by example and not by limitation, the services of an independent appraiser. Presently, the compensation committee intends to determine the fair market value of shares in the manner required prior to the amendment.

4.	Authoritative guidance relied upon for each restricted stock award

We have revised our disclosure as requested. Please see page F-15.

5.	Anticipated offering price per share

While we do not believe the information reflected above would lead to a “cheap stock” concern by the Accounting Staff, you should be aware that the mid-point of the range of the estimated initial public offering price for this offering is $16.50 per share.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Note 12. Discontinued operations, page F-23

45.	We note that you sold all of your outstanding stock in CGI to your shareholders for $22.6 million in July 2004. Please tell us how you assessed whether or not the risks and other incidents of ownership have been transferred to the buyers with sufficient certainty. In addition, please confirm, if true, that you have no continuing involvement in CGI or otherwise advise. Refer to SAB Topic 5:E.

Response: During 2004, the Company sold all of the common stock of its wholly owned subsidiary Continental Gas, Inc. (CGI) to the Company’s shareholders. The sales price of $22.6 million was the fair value of the net assets based on an appraisal by an independent third party. CGI constituted the Company’s entire gas gathering, marketing, and processing segment. In connection with this disposition, all rights and rewards as well as all obligations derived from the Company’s ownership of CGI were transferred to the shareholders. Under the terms of the sale, the Company was not entitled to and did not receive any benefit of ownership and was not obligated for any liabilities of CGI subsequent to the sale, other than indemnifications under the terms of the agreement governing the sale of CGI. Pursuant to those indemnities, the Company indemnifies CGI for any taxation and asset transfer matters as might arise subsequent to the sale generated in periods precedent to sale. The Company did not have any rights that would allow it to participate or direct the management of CGI subsequent to the sale.

Based on the preceding factors, as well as our consideration of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” we believe that there was no continuing involvement in the operations of CGI after the sale and that the sale of CGI was appropriately qualified for classification as a discontinued operation.

Note 14. Supplemental oil and gas information (unaudited), page F-26

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, page F-28

46.	We note your statement on page F-29 that “Income taxes were not computed at December 31, 2003, 2004 or 2005, as the Company elected S-corporation status effective June 1, 1997.” Although you may not have historically been a taxpaying entity, for purposes of comparability, please modify your disclosure to provide for future income taxes at the applicable statutory rate in accordance with paragraph 30(e) of SFAS 69.

Response: We have revised our disclosure as requested. Please see page F-28.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Engineering Comments

Risk Factors, page 13

Reserve estimates depend on many assumptions that may turn out to be inaccurate …, page 14

47.	We note that the Bakken shale properties comprise 20% of your total proved reserves, but have cumulative production at 2005 year-end that is less than 10% of estimated ultimate proved reserves. Please amend your document to disclose this fact and implication regarding your estimates.

Response: We have revised our disclosure as requested. Please see page 13.

Summary of oil and natural gas properties and projects, page 57

Cedar Hills Units, page 58

48.	Per our telephone conversation on March 28, 2006, please expand the discussion here to disclose your gas production and sales activities.

Response: We have revised our disclosure as requested. Please see page 54.

Notes to consolidated financial statements, F-8

14. Supplemental oil and gas information (unaudited), page F-27

49.	We note your proved reserve disclosure. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

•	In undrilled fault blocks;
•	Below the lowest known – penetrated and assessed – structural occurrence of hydrocarbons;
•	At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved reserves.

Response: We have not included any hydrocarbon volumes referenced in the bullets above in our proved reserves.

* * * * *

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

In addition to the responses to the Staff’s comments of April 6, 2006 set forth above, we would like to provide the Staff with supplemental information relating to our directed share program and have included this information below.

Directed Share Program

As reflected on page [92], the Company has decided to offer a directed share program in connection with the offering. Fidelity Brokerage Services LLC, a Fidelity Investments company (“Fidelity”), will be administering the directed share program for the Company. Fidelity’s materials for the Company’s directed share program are attached as Annex E to this letter. The Company will allocate shares to investors, and Fidelity will handle the mechanics for distributing the shares.

The Company’s senior executives have prepared a list of approximately 300 individuals who are affiliated with the Company as directors, officers or employees (or friends and family thereof) and will be permitted to participate in the directed share program. Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 1,500,000 of the total number of shares of common stock to be sold in the proposed offering at the initial offering price. The Company and the underwriters believe that this amount represents an amount that is sufficient to allow the Company to make available a limited number of shares to such individuals and is customary in transactions of this type.

Fidelity and the Company will employ the following procedures in making the offering under the directed share program:

•	Fidelity, at the Company’s direction, will deliver by first class mail or by overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed and available to be sent with the materials attached as
Annex E;

•	If the potential purchaser has an interest in purchasing shares in the proposed offering, he or she must complete and mail or overnight courier the Questionnaire and Indication of Interest Form (the Questionnaire requests from participants information need to comply with NASD Rule 2790), and the Fidelity Account Form (if the potential purchaser does not already have an individual, non-retirement brokerage account with Fidelity);

•	When the offering is priced, the Company will determine the final allocation of shares among those potential purchasers who submitted timely and proper indications of interest in participating in the directed share program. Each potential purchaser must call Fidelity after the offering has priced and prior to the commencement of trading to confirm certain pertinent information, including the purchase price, the number of shares allocated to such purchaser, the purchaser’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, the purchaser intends to purchase and the purchaser’s account number;

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

•	Fidelity will then send each potential purchaser who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of offer and sale; and

•	Fidelity must receive full payment of the purchase price for the shares bought in the initial public offering through a directed share program by the settlement date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Fidelity does not receive the potential purchaser’s payment by the settlement date, then Fidelity will notify the Company of the same and Fidelity will sell such shares into the open market.

* * * * *

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

April 14, 2006

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (580) 249-4538 or to David P. Oelman at (713) 758-3708.

Very truly yours,

/s/ Mark E. Monroe
Mark E. Monroe President and Chief Operating Officer